(As filed July 7, 2000)

                                                                File No. 70-9695

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                               AMENDMENT NO. 1 TO
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                           Alliant Energy Corporation
                         Wisconsin Power & Light Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

            --------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

            --------------------------------------------------------
        The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
     Alliant Energy Corporation              Thelen Reid & Priest LLP
     222 West Washington Avenue              40 West 57th Street
     Madison, Wisconsin 53703-0192           New York, New York 10019


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     Alliant Energy Corporation ("Alliant Energy") and Wisconsin Power & Light
Company ("WPL", and, together with Alliant Energy, "Applicants") hereby amend and restate their Application/Declaration on Form U-1 in Commission file No. 70-9695 as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     A. Alliant Energy is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are WPL, South Beloit Water, Gas and Electric Company, Interstate Power Company, and IES Utilities Inc. The principal executive offices of both Alliant Energy and WPL are located at 222 West Washington Avenue, Madison, Wisconsin 53703. WPL is engaged principally in the generation, purchase, distribution and sale of electric power in 35 counties in a 16,000 square-mile area in southern and central Wisconsin. As of December 31, 1999, WPL provides retail electric service to approximately 407,000 customers in 615 cities, villages and towns and wholesale service to 24 municipal utilities, three rural electric cooperatives, the Wisconsin Public Power Incorporated System, which provides retail electric service to nine communities, and one privately owned utility. At and for the twelve months ended March 31, 2000, Alliant Energy's consolidated assets, operating revenue and net income (all in thousands) were $6,877,817, $2,271,958 and $174,157, respectively. At and for the twelve months ended March 31, 2000, WPL's consolidated assets, operating revenue and earnings available for common stock (all in thousands) were $1,771,874, $768,347 and $63,103, respectively.

     B. In 1999, the state of Wisconsin enacted legislation that facilitates the formation of a transmission company, American Transmission Company, LLC, a limited liability company to be organized under Wisconsin law (the "Transco"), which will be a for-profit single-purpose transmission


------------------------
1    See WPL Holdings, Inc., et al., Holding Co. Act Release No. 26856 (Apr. 14,
     1998).


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company.2 The Transco will charge a single system-wide average network rate to be phased in over five years in accordance with the Transco Legislation, under an open access transmission tariff to be filed with the Federal Energy Regulatory Commission (the "FERC").3 Key benefits of the Transco include the elimination of rate "pancaking" among the Transco members' multiple transmission systems; one-stop shopping for transmission and wholesale distribution service over multiple transmission systems; the reduction of operational barriers within the Transco service area; and the transfer of ownership of the transmission assets from vertically integrated utilities that will further functional unbundling. These benefits are in keeping with the goals of the Transco Legislation and FERC principles. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPL, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated (or non-utility) investments these utilities and their affiliates can make, after the transfer of their assets to the Transco.4 The Transco will be managed by ATC Management Co. (the "Manager"), a corporation which will be


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2    1999 Wisconsin Act 9, Sections 2335tr to 2335uh (Assembly Amendment to
     Assembly Subcommittee Amendment 1 to 1999 Assembly Bill 133) (the "Transco Legislation").

3 A system-wide average point-to-point network rate will be charged for transmission service that is provided through the Transco's system.

4 Section 196.485(5) of the Wisconsin Statutes. This investment cap applies to any holding company system that owns a Wisconsin public utility. Generally, after January 1, 2001, Wisconsin law will limit the amount of assets that all nonutility affiliates in a holding company system may own to an amount equal to 25% of the assets owned by all of the electric public utility affiliates within that system. Section 196.795(6m)(b) of the Wisconsin Statutes. The Transco Legislation permits an electric utility within a holding company system to exclude certain energy related "eligible assets" (as defined in the Wisconsin Utility Holding Company Act) from the calculation of non-utility assets that count towards the 25% asset cap if, among other things, each electric utility within a holding company system that owns transmission assets in Wisconsin transfers all of those transmission assets to the Transco before January 1, 2001 and each electric utility within that holding company system petitions, by January 1, 2001, the Public Service Commission of Wisconsin and the FERC for authority to transfer operational control of all of its transmission facilities in Wisconsin and the surrounding states to the Midwest independent system operator. For purposes of the Transco Legislation, the term "eligible assets" includes assets of a non-utility affiliate used to, among other things, generate or transmit gas, oil, electricity or steam energy; provide energy management services; provide energy-related customer services; recover, produce energy from, or process waste materials; provide telecommunication services; provide environmental engineering services; and manufacture or sell products that filter, pump or process water or other fluids. All such assets in the Alliant Energy System will thus not count towards the investment cap if, among other things, WPL participates in the Transco in accordance with the Transco Legislation.


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formed under Wisconsin law. The Manager will also hold a portion of the
Transco's membership interests. All Transco participants will ultimately own direct or indirect interests in the Transco and the Manager in proportion to the value of the transmission assets each participant contributes to the Transco. The Transco is expected to transfer operational control of its assets to the Midwest Independent System Operator, Inc. by November 1, 2001.

     C. It is expected that the participants in the Transco and the Manager will include in addition to WPL, South Beloit Water, Gas and Electric Company ("South Beloit") (a wholly-owned subsidiary of WPL with transmission assets in Illinois), Wisconsin Energy Corporation ("WEC"), an exempt holding company which owns Wisconsin Electric Power Co., Wisconsin Public Power, Inc. ("WPPI"), WPS Resources Corp., an exempt holding company which owns Wisconsin Public Service Corporation, and Madison Gas & Electric Company. Other transmission-owning utilities may, in the future, decide to become members of the Transco.

     D. WPL, the other participating Wisconsin utilities and South Beloit intend to contribute their transmission assets to the Transco on or about


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January 1, 2001 (the "Operations Date").5 WPL and South Beloit will seek
Commission authority to do so in a separate application, as discussed below. Applicants now seek authority only to: (i) acquire, for a nominal consideration not to exceed $125,000, a membership interest in the Transco; and (ii) acquire, for a nominal consideration not to exceed $125,000, 100 shares of the Manager, which will each have a par value of $1.00. Depending on the number of initial members of the Transco, it is expected that Applicants' interest in the Transco and the Manager will be between 35% and 40% of each entity. The Transco's other participants will make similar initial contributions. Alliant Energy also seeks authority to guaranty the Transco's payment obligations under a credit agreement, and to enter into a reimbursement agreement with the Transco, both as described below.

     E. Applicants must make these initial contributions prior to the Operations Date so that the Transco and the Manager may conduct start-up and other interim operations (e.g., lease office space, establish benefits plans and negotiate loans or other financing arrangements), which must occur before the Transco accepts transfers of transmission assets from its participants. WPL, South Beloit and Alliant Energy will seek Commission authority in a separate application to transfer any transmission assets, to engage in any affiliated transactions and to carry out other related jurisdictional activities; thus, they are not now seeking any such authorization.

     F. The Transco will enter into a credit agreement with Bank One, NA (the "Credit Agreement"). Additional lenders may participate in the Credit Agreement in the future through Bank One's syndication. The Credit Agreement will permit borrowings by the Transco in an aggregate amount not to exceed $30 million. Promissory notes issued under the Credit Agreement (the "Notes") will


------------------------
5 The Transco Legislation currently contemplates that the transfer of the transmission assets will occur by January 1, 2001. It is not clear how a failure to effect such transfer by January 1, 2001 would impact Alliant Energy's position with respect to the asset cap calculation.


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bear interest at either (1) a rate which will be equal to the sum of (a) the quotient of (i) the London Interbank Offered Rate in effect at the time, divided by (ii) one minus the reserve requirement imposed under Regulation D of the Board of Governors of the Federal Reserve System on Eurocurrency liabilities, plus (b) 0.30% per annum; (2) the Alternate Base Rate; or (3) at a higher rate after default. The Alternate Base Rate is defined as the rate of interest per annum equal to the higher of (1) the Bank One corporate base rate and (2) the sum of the Federal Funds effective rate plus 0.5% per annum. The Credit Agreement will have an initial term of 364 days and will provide for automatic renewal for successive 364-day periods with the consent of the Transco and the lenders under the Credit Agreement.

     G. Issuance of the Notes will be subject to certain conditions, and the Notes will be subject to acceleration under certain circumstances, which conditions and circumstances are customary for agreements similar to the Credit Agreement.

     H. The Transco will pay the lenders under the Credit Agreement a facility fee at a rate equal to 0.09% per annum on the average daily aggregate commitment under the Credit Agreement, payable on each payment date and at the termination of the Credit Agreement. The Transco will make payments under the Credit Agreement quarterly.

     I. The Credit Agreement will include a letter of credit ("L/C") facility. Pursuant to this facility, the Transco will be able to request that Bank One issue an L/C, in a maximum aggregate face amount for all L/Cs outstanding of up to $12.5 million. The aggregate amount that the Transco may borrow under the Credit Agreement will be reduced by the face amount of all outstanding L/Cs. Drawings on an L/C would initially bear interest at the Alternate Base Rate. The Transco will be required to pay the issuing bank certain letter of credit fees.


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     J.   The Transco will use the advances under the Credit Agreement to fund its activities during its developmental stages. Expenses in connection with such activities would include accounting fees, legal fees, office space rental, salaries and other start-up expenses. Funds advanced in connection with the Credit Agreement will not, however, be used to acquire utility assets of any kind.

     K. To induce the lenders to enter into the Credit Agreement, Alliant Energy proposes to deliver to the lenders a guaranty agreement (the "Guaranty Agreement"), pursuant to which Alliant Energy will guaranty payment of all of the principal, interest and other fees of the Transco under the Credit Agreement. The Guaranty Agreement will be non-recourse to Alliant Energy's affiliates. The principal amount of advances made under the Credit Agreement will not exceed $30 million. The Guaranty Agreement is meant to be temporary and to operate only until the Transco is able to establish its credit standing as an independent entity and thus the Guaranty Agreement will terminate when the Transco receives an "A-" (or higher) credit rating from Standard & Poors Corporation and an "A3" (or higher) credit rating from Moody's Investors Service, Inc. Additionally, in the Reimbursement Agreement, which is discussed below, the Transco will agree to obtain the release of Alliant Energy from its obligations under the Guaranty Agreement 60 days after transmission assets are transferred to the Transco. Applicants represent that in no event will the Guaranty Agreement or Alliant Energy's obligations thereunder extend beyond September 30, 2001 without further Commission authorization.

     L. In addition to the Guaranty Agreement, Alliant Energy will enter into a reimbursement agreement (the "Reimbursement Agreement") with the Transco, pursuant to which the Transco will reimburse Alliant Energy for all amounts it pays in respect of the Guaranty Agreement. Alliant Energy will also enter into an indemnification and reimbursement agreement (the "Indemnification Agreement")


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with WEC. Pursuant to the terms of the Indemnification Agreement, WEC will reimburse Alliant Energy for one-half of any payments Alliant Energy must make in respect of the Guaranty Agreement to the extent the Transco does not reimburse Alliant Energy for such payments in accordance with the Reimbursement Agreement. It is contemplated that all other participants in the Transco, other than WPPI, will ultimately enter into one or more indemnification and reimbursement agreements with Alliant Energy under which each participant will agree to reimburse Alliant Energy for its Guaranty Agreement payments in proportion to each participant's ownership interest in the Transco.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45 and 54 thereunder apply to the proposed transactions.

     Rule 54 Analysis. The transactions proposed herein are also subject to
     ----------------
Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.


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     Alliant Energy is in compliance with all requirements of Rule 53(a).
Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2000 was $199 million, or about 17% of Alliant Energy's "consolidated retained earnings" ($1,143 million for the four quarters ended March 31, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Alliant Energy need not make the affirmative demonstration contemplated by Rule 53(c), because Alliant Energy has satisfied the requirements of Rule 53(a) and (b).

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     No state commission and, other than this Commission, no federal commission has jurisdiction over the proposed transactions that are the subject of this application. The Public Service Commission of Wisconsin and the Federal Energy Regulatory Commission will, however have jurisdiction over WPL's transfer of its transmission assets to the Transco. As stated herein, Commission authority for such transfer will be sought under a separate application.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as practicable


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after the notice period and in any event not later than July 21 in order to accommodate a closing to enable the Transco to commence its developmental activities before August 1, 2000. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A. - EXHIBITS.
          --------

          A-1  Form of Articles of Organization of the Transco.

          A-2  Form of Operating Agreement of the Transco.

          A-3  Form of Articles of Incorporation of the Manager.

          A-4  Form of By-laws of the Manager.

          B-1  Form of Credit Agreement.

          B-2  Form of Guaranty.

          B-3  Form of Reimbursement Agreement.

          B-4  Form of Indemnification Agreement.

          C    Not Applicable.

          D    Not Applicable.

          E    Not Applicable.

          F    Opinion of Barbara Swan, Esq.*

          G    Not Applicable.


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          H    Revised Form of Notice.

          *    To be filed by amendment.

     B.   FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended March 31, 2000) (File No. 1-9894).

          1.2 Statement of Income of Alliant Energy and consolidated subsidiaries for the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the quarter ended March 31, 2000) (File No. 1-9894).

          1.3 Balance Sheet of WPL, as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended March 31, 2000) (File No. 0-337).

          1.4 Statement of Income of WPL for the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of WPL for the quarter ended March 31, 2000) (File No. 0-337).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION

                                        By: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary


                                        WISCONSIN POWER & LIGHT COMPANY

                                        By: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary

Date:   July 7, 2000


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